Exhibit (a)(29)

To:	Distribution

From:	Keith Holtz

Date:	November 16, 2004

Subject:	Stock Option Exchange - Additional Income Tax Withholding

As has been previously communicated to you, if you have elected, or intend to elect, to surrender your stock options in exchange for restricted shares, you will owe tax at each of three successive vesting dates (i.e., the date upon which you are able to exercise full rights of ownership without restriction). The first vesting date will occur during 2004. The minimum Federal income tax withholding is 25%. If you would like to have additional Federal income tax withheld, please send an email to Manuel Guzman, with a copy to Marilyn Post, and let him know what tax rate you would like to use for withholding purposes. The rate can be between 25% and 35%.

Please be advised that if you have chosen, or intend to choose, option one in your election tender form (pursuant to which EquiServe would automatically sell enough of your unrestricted shares to pay your tax or other withholding obligations at vesting), any additional withholding will result in an additional sale of Blockbuster securities and therefore must be pre-cleared. The copy of your email request to Marilyn Post will suffice as your pre-clear request. As a reminder, the current pre-clearance window is scheduled to close this Friday, November 19th. The withholding rate you choose will remain in effect for all future vestings unless you request a different withholding rate and pre-clear such request.